MEDIA RELEASE

FORM 20-F FILING EXTENSION

SINGAPORE, June 29, 2007 – Pacific Internet Limited (Nasdaq: PCNTF) (“PacNet or the Company”), Asia Pacific’s largest telco-independent Internet Communications Service Provider by geographic reach, today announced that it has filed Form 12b-25 with the U.S. Securities Exchange Commission (“SEC”) which extends by up to fifteen days the filing deadline of its annual report for financial year ended 2006.

The Company is the subject of a tender offer for its outstanding shares by Connect Holdings Limited, which was revised on June 7, 2007 and closed on June 22, 2007. A subsequent offering period was announced which will expire on July 12, 2007. In addition, the Company determined, after a review with its auditors, to restate its financial statements for the years 2000 through 2006, as announced on Form 6-K on June 6, 2007. The restatement was completed on June 22, 2007, which was reflected in an amendment to its 2005 Form 20-F filed with the SEC on June 22, 2007. As a result of the above, the Company is unable to compile the relevant information to complete its 2006 Form 20-F within the prescribed time period.

The Company is working expeditiously to complete its 2006 Form 20-F and believes that it will be filed with the SEC by July 13, 2007.

Media and Analyst Contacts:

Singapore (Media)

Bernard Ho
Senior Manager, Group Corporate Communications
Pacific Internet Limited
Direct Tel: +65 6771 0443
Mobile: +65 9782 3393
Email: bernard.ho@pacific.net.sg

Chia Hui Kheng
Director, Citigate Dewe Rogerson iMage
Direct Tel: +65 6530 7135
Mobile: +65 9781 5913
Email: huikheng.chia@citigatedrimage.com

Investors and Analysts

Mervin Wang
Senior Manager, Investor Relations
Pacific Internet Limited
Direct Tel: +65 6771 0780
Mobile: +65 9798 6077
Email: mervin.wang@pacific.net.sg

Editor’s Notes:

About Pacific Internet Limited

Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement

Statements made in this announcement with respect to PacNet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of PacNet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where PacNet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) PacNet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which PacNet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. PacNet assumes no obligation to update any such statements.